Katherine Bagley

Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

August 27, 2021

Re:	StartEngine Collectibles Fund I LLC

Amendment No. 3 to Offering Statement on Form 1-A

Filed August 4, 2021

File No. 024-11416

Dear Ms. Bagley and Mr. King,

On behalf of StartEngine Collectibles Fund I LLC, I hereby request qualification of the above-referenced offering statement at 5:00pm, Eastern Time, on Tuesday, August 31, 2021, or as soon thereafter as is practicable.

Sincerely,

StartEngine Collectibles Fund I LLC

By:

StartEngine Assets, LLC, its managing member

By:	/s/ Johanna Cronin
Johanna Cronin
Manager